Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-646-239-6231
flazar@lazarpartners.com
dcarey@lazarpartners.com

Israel Investor Contact:
Nava Ladin
Gelbart Kahana Investor Relations
+972-3-6074717
nava@gk-biz.com

GIVEN IMAGING REPORTS SECOND QUARTER 2013 FINANCIAL RESULTS

- Record Second Quarter 2013 Revenues Increase 11% to $49.5 million –

- Company Achieves Record Sales of 62,700 PillCam SB Capsules in Second Quarter 2013 –

-  Second Quarter 2013 GAAP and Non-GAAP EPS Increase 71% and 35%, respectively, to $0.16 and $0.22 –

YOQNEAM, Israel, August 6, 2013 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the second quarter ended June 30, 2013.

Revenues were $49.5 million in the second quarter of 2013, an increase of eleven percent compared to $44.5 million in the second quarter of 2012.  Gross margin on a GAAP-basis in the second quarter of 2013 was 77.5 percent, compared to 77.1 percent in the second quarter of 2012.  Gross margin on a non-GAAP-basis in the second quarter of 2013 was 78.3 percent, compared to 78.2 percent in the second quarter of 2012.

On a GAAP-basis, operating profit increased 60 percent to $5.4 million in the second quarter of 2013, compared to $3.4 million in the second quarter of 2012. Non-GAAP operating profit was $7.4 million in the second quarter of 2013, up 35% from $5.5 million in the same period in 2012.

On a GAAP-basis, net income for the second quarter of 2013 increased 71 percent to $5.2 million, or $0.16 per share, compared to net income of $3.0 million, or $0.10 per share, in the same period in 2012.  On a non-GAAP-basis, net income for the second quarter of 2013 was $6.9 million or $0.22 per share on a fully diluted basis, up 35% from net income of $4.9 million, or $0.16 per share on a fully diluted basis in the second quarter of 2012.

A reconciliation of GAAP results to non-GAAP results is attached.

Cash generated from operating activities in the second quarter of 2013 was $8.8 million. Cash and cash equivalents, short-term investments and marketable securities on June 30, 2013 totaled $130.3 million.

“We are pleased to report that we achieved an eleven percent increase in second quarter revenue, reflecting solid performance in all of our operating regions, accompanied by a solid increase in operating margins and strong operating cash flow,” said Homi Shamir, president and CEO, Given Imaging Ltd.  “Looking ahead, we expect the recent and significant regulatory milestone – the clearance of PillCam COLON in Japan, as well as the pending FDA decisions regarding PillCam SB3 and PillCam COLON – to enable us to accelerate growth in 2014 and beyond.”

Second Quarter 2013 Revenue Analysis

Revenues in the Americas region in the second quarter of 2013 increased eight percent to $30.7 million from $28.4 million in the same period in 2012.  The increase is attributable to a 23 percent increase in sales of functional GI diagnostics products (“GIFD”) including the Bravo pH Monitoring System, Digitrapper pH-Z, ManoScan and SmartPill products in the U.S.  Revenues in the EMEA region increased 18 percent to $12.5 million compared to $10.6 million in the same period in 2012.  APAC revenues increased by 15 percent to $6.3 million, compared to $5.4 million in the same period in 2012.

Worldwide PillCam SB sales increased six percent to 62,700 capsules in the second quarter of 2013, compared to 59,200 capsules in the same period in 2012. PillCam SB sales in the Americas region decreased by two percent to 36,000 capsules in the second quarter of 2013, compared to 36,500 capsules in the second quarter of 2012.  PillCam SB sales in the EMEA region increased by 13 percent to 17,500 capsules, compared to 15,500 capsules in the second quarter of 2012, while PillCam SB sales in the APAC region increased by 30 percent to 9,300 capsules, compared to 7,100 capsules in the same period in 2012.

Worldwide sales of GIFD products increased by 22 percent to $15.2 million in the second quarter of 2013 compared to $12.4 million in the same period in 2012.  Sales of GIFD products the second quarter of 2013 included $0.7 million of sales of SmartPill products. SmartPill was acquired by the Company in the last quarter of 2012. In the Americas region, functional GI diagnostics product revenue increased by 23 percent in the second quarter of 2013 to $12.2 million compared to $9.9 million in the same period in 2012. Functional GI diagnostics revenue in the EMEA region increased by 36 percent to $2.2 million, while revenue in the APAC region was $0.8 million, a decrease of 11 percent compared to the same quarter last year.

Supplemental second quarter data can be found at www.givenimaging.com in the Investor Relations section.

Six Month Financial Results

For the six month period ended June 30, 2013, revenues increased by four percent to $90.1 million compared to $86.3 million in the same period last year.  Revenues in the Americas region in the first half of 2013 decreased by one percent to $54.6 million from $55.1 million in the same period last year.  Revenues in the EMEA region increased by 13 percent to $24.2 million compared to $21.4 million in the same period last year.  APAC revenues increased by 17 percent to $11.3 million, compared to $9.7 million in the same period in 2012.

Worldwide PillCam SB sales increased by one percent to 117,300 capsules in the first half of 2013, compared to 115,600 capsules in the same period last year.  PillCam SB sales in the Americas region were approximately 66,800 capsules, a decrease of five percent compared to 70,200 capsules that were sold in the first half of 2012.  PillCam SB sales in the EMEA region increased by eight percent to 33,000 capsules, compared to 30,600 capsules in the first half of 2012, while PillCam SB sales in the APAC region increased by 18 percent to 17,500 capsules, compared to 14,800 capsules in the same period in 2012.

Worldwide sales of Given Imaging’s GIFD products increased by five percent to $26.2 million in the first half of 2013 compared to $25.0 million in the same period last year. Sales of GIFD products in the first half of 2013 included $1.3 million of sales of SmartPill products.  In the Americas region, GIFD products revenue increased by three percent in the first half of 2013 to $20.5 million compared to $19.9 million in the same period last year.  Functional GI diagnostics products revenue in the EMEA region increased 29 percent to $4.4 million, while revenue in the APAC region decreased by 26 percent to $1.3 million.

Gross margin on a GAAP basis in the first six months of 2013 was 77.3 percent, compared to 76.4 percent in the same period in 2012.  Gross margin on a non-GAAP basis in the first six months of 2013 was 78.2 percent, compared to 77.2 percent in the same period in 2012.

On a GAAP basis, operating profit was $5.5 million in the first six months of 2013, compared to $3.8 million in the same period in 2012. Non-GAAP operating profit was $9.4 million, compared to $7.6 million in the same period in 2012.  On a GAAP basis, net income for the first six months of 2013 increased 53 percent to $5.0 million, or $0.16 per share, compared to $3.2 million, or $0.10 per share, in the same period last year.  On a non-GAAP basis, net income for the first six months of 2013 increased 24 percent to $8.4 million, or $0.26 per share on a fully diluted basis, compared to $6.7 million, or $0.21 per share on a fully diluted basis, in the same period in 2012.

Recent Developments

•	PillCam COLON Clearance in Japan

PillCam COLON recently received marketing clearance by Japan’s Pharmaceuticals & Medical Devices Agency.  PillCam COLON was cleared for diagnosis of colonic disease when colonoscopy is required but difficult to conduct, including patients unwilling or unable to undergo colonoscopy.  Reimbursement is expected to become effective during the first half of 2014, subject to government discretion.  The Company estimates that PillCam COLON will help in enhancing adherence to screening guidelines in Japan for over 1,000,000 potential patients.

Conference Call / Webcast Information

Given Imaging will host a conference call on Wednesday, August 7, 2013 at 9:00am ET, 4:00pm Israel time to discuss second quarter 2013 financial results. To participate in the teleconference, please dial the following numbers fifteen minutes before the call is scheduled to begin:  U.S. and Canada, 888-452-4023; Israel, 1-80-924-5906. Callers in other countries should dial 719-457-2664. The passcode is 8996103.  The call will also be webcast live at www.givenimaging.com.

A replay of the call will be available for two weeks on the company's website, or until August 21, 2013, by dialing 888-203-1112. Callers in Israel should dial 1 80 924 6038. Callers outside of the U.S. and Israel should dial 719-457-0820. The replay participant code is 8996103.

Use of Non-GAAP Measures

This press release provides financial measures for net income and basic and diluted earnings per share that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

About Given Imaging Ltd.

Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® capsule endoscope for the small bowel, esophagus and colon. The company also offers industry-leading GI functional diagnostic solutions including ManoScan™ high-resolution manometry, Bravo® capsule-based pH monitoring, Digitrapper® pH-Z impedance, and the SmartPill® GI monitoring systems. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam, Hong Kong and Brazil. For more information, please visit www.givenimaging.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include statements relating to the Company exploring strategic alternatives and considering possible strategic transactions involving the Company. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2012. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent expressly required under applicable law, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #

Financial Tables Follow

Given Imaging Ltd. and its Consolidated Subsidiaries
Excluded Items
For the Three Months Ended June 30, 2012 and 2013
(Unaudited, dollars in thousands)

		Research	Selling	General	Tax
	Gross	And	And	And	Expense
	Profit	Development	Marketing	Admin	(Benefit)	Total
Three month period
ended June 30, 2013
Compensation expenses	$-	$229	$519	$745	$-	$1,493
Sierra & SmartPill PPA	399	-	93	-	(292)	200
Total	$399	$229	$612	$745	$(292)	$1,693

Three month period
ended June 30, 2012
Compensation expenses	$-	$192	$509	$856	$-	$1,557
Sierra PPA	459	-	81	-	(217)	323
Total	$459	$192	$590	$856	$(217)	$1,880

Given Imaging Ltd. and its Consolidated Subsidiaries
Excluded Items
For the Six Months Ended June 30, 2012 and 2013
(Unaudited, dollars in thousands)

		Research	Selling	General	Tax
	Gross	And	And	And	Expense
	Profit	Development	Marketing	Admin	(Benefit)	Total
Six month period
ended June 30, 2013
Compensation expenses	$-	$425	$937	$1,527	$-	$2,889
Sierra PPA	798	-	186	-	(463)	521
Total	$798	$425	$1,123	$1,527	$(463)	$3,410

Six month period
ended June 30, 2012
Compensation expenses	$-	$350	$738	$1,898	$-	$2,986
Sierra PPA	696	-	162	-	(344)	514
Total	$696	$350	$900	$1,898	$(344)	$3,500

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the three months ended June 30, 2012 and 2013
Condensed, in thousands except share and per share data

		Q2/13			Q2/12
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Gross profit	$38,347	$399	$38,746	$34,333	$459	$34,792
Research and development, net	6,130	(229)	5,901	6,601	(192)	6,409
Sales and marketing	20,785	(612)	20,173	18,729	(590)	18,139
General and administrative	5,894	(745)	5,149	5,568	(856)	4,712
Income tax expense	174	292	466	360	217	577
Net income attributable to shareholders	$5,195	$1,693	$6,888	$3,043	$1,880	$4,923
Diluted EPS attributable to shareholders	$0.16	$0.06	$0.22	$0.10	$0.06	$0.16

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the six months ended June 30, 2012 and 2013
Condensed, in thousands except share and per share data

		YTD 13			YTD 12
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Gross profit	$69,657	$798	$70,455	$65,979	$696	$66,675
Research and development, net	12,101	(425)	11,676	13,345	(350)	12,995
Sales and marketing	40,416	(1123)	39,293	37,492	(900)	36,592
General and administrative	11,455	(1527)	9,928	11,205	(1898)	9,307
Income tax expense	486	463	949	984	344	1328
Net income attributable to shareholders	$4,974	$3,410	$8,384	$3,244	$3,500	$6,744
Diluted EPS attributable to shareholders	$0.16	$0.10	$0.26	$0.10	$0.11	$0.21

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	June 30	June 30	December 31
	2013	2012	2012
Assets

Current assets
Cash and cash equivalents	$30,633	$27,091	$35,442
Short-term investments	72,218	44,549	58,446
Accounts receivable:
Trade	31,148	29,064	31,279
Other	4,685	5,413	4,654
Inventories	23,650	24,329	22,591
Advances to suppliers	856	1,799	1,349
Deferred tax assets	2,851	3,389	2,646
Other current assets	3,266	2,253	2,689

Total current assets	169,307	137,887	159,096

Deposits	844	1,030	924

Assets held for employees’ severance payments	8,754	7,033	7,974

Long-term investments	27,407	39,656	30,188

Non-current Inventory	5,046	4,202	6,150

Fixed assets, less accumulated depreciation	11,216	12,628	12,335

Intangible assets, less accumulated amortization	28,980	27,828	30,705

Goodwill	26,942	24,089	26,942

Total Assets	$278,496	$254,353	$274,314

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	June 30	June 30	December 31
	2013	2012	2012
Liabilities and equity

Current liabilities

Current installments of obligation under capital lease	$-	$62	$38
Accounts payable:
Trade	7,632	8,413	8,756
Other	22,472	25,841	27,091
Deferred income	1,175	497	929
Total current liabilities	31,279	34,813	36,814

Long-term liabilities
Obligation under capital lease, net	68	108	78
Liability in respect of employees’ severance payments	9,503	7,795	8,761
Contingent consideration in respect of business combination	1,153	-	1,038
Deferred tax liabilities	4,212	5,018	4,675
Total long-term liabilities	14,936	12,921	14,552
Total liabilities	46,215	47,734	51,366

Equity
Ordinary Shares, NIS 0.05 par value each (90,000,000
shares authorized; 31,567,103 and 31,080,876 shares
issued and fully paid as of June 30, 2013 and
December 31, 2012, respectively)	372	366	367
Additional paid-in capital	223,666	214,742	219,103
Capital reserve	1,591	1,591	1,591
Accumulated other comprehensive income (loss)	57	(595)	266
Retained earnings (accumulated deficit)	6,595	(9,485)	1,621
Total Equity	232,281	206,619	222,948

Total liabilities and equity	$278,496	$254,353	$274,314

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Statements of Income and Comprehensive Income
In thousands except share and per share data
(Unaudited)

	Six-month period ended		Three-month period ended		Year ended
	June 30		June 30		December 31
	2013	2012	2013	2012	2012
Revenues	$90,084	$86,351	49,464	$44,512	$180,501

Cost of revenues	(20,427)	(20,372)	(11,117)	(10,179)	(42,971)

Gross profit	69,657	65,979	38,347	34,333	137,530

Operating expenses
Research and development, gross	(12,300)	(14,130)	(6,199)	(6,974)	(25,627)

Government grants	199	785	69	373	1,439
Research and development, net	(12,101)	(13,345)	(6,130)	(6,601)	(24,188)

Sales and marketing	(40,416)	(37,492)	(20,785)	(18,729)	(76,272)
General and administrative	(11,455)	(11,205)	(5,894)	(5,568)	(22,746)
Other, net	(186)	(170)	(138)	(69)	(455)

Total operating expenses	(64,158)	(62,212)	(32,947)	(30,967)	(123,661)

Operating profit	5,499	3,767	5,400	3,366	13,869
Financing income (expense), net	(39)	368	(31)	37	847

Profit before taxes
on income	5,460	4,135	5,369	3,403	14,716
Income tax expense	(486)	(984)	(174)	(360)	(459)

Net profit	4,974	3,151	5,195	3,043	14,257

Net loss attributable to
non-controlling interest	-	93	-	-	93

Net profit attributable to
shareholders	$4,974	$3,244	$5,195	$3,043	$14,350

Net change in respect of
available for sale securities	(209)	290	(214)	(140)	1,151
Total comprehensive profit
attributable to shareholders	4,765	3,534	4,981	2,903	$15,501

Total comprehensive
loss attributable to
non-controlling interest	-	(93)	-	-	(93)

Total comprehensive profit	4,765	3,441	4,981	2,903	$15,408

Earnings per share

Basic Earnings attributable to
shareholders per Ordinary Share	$0.16	$0.11	$0.17	$0.10	$0.47

Diluted Earnings attributable to
shareholders per Ordinary Share	$0.16	$0.10	$0.16	$0.10	$0.45

Weighted average number
of Ordinary Shares used to
compute basic Earnings
per Ordinary share	31,342,441	30,696,679	31,457,732	30,814,268	30,853,581

Weighted average number
of Ordinary Shares used to
compute dilute Earnings
per Ordinary share	31,897,495	31,511,329	31,933,651	31,544,729	31,563,208

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands
(Unaudited)

	Six-month period ended		Three-month period ended		Year ended
	June 30		June 30		December 31
	2013	2012	2013	2012	2012
Cash flows from operating activities:

Net profit	$4,974	$3,151	$5,195	$3,043	$14,257

Adjustments required to reconcile
net profit to net cash provided by
operating activities:

Depreciation and amortization	4,375	4,211	2,177	2,215	8,597
Change in deferred taxes	(668)	(2,195)	(352)	(1,188)	(1,795)
Stock based compensation	2,889	2,986	1,493	1,557	6,158
Loss from disposal of fixed assets
and intangible assets	225	176	138	74	484
Unrealized interest on contingent
consideration	115	-	40	-	-
Decrease (increase) in accounts
receivable – trade	131	3,192	(3,903)	372	977
Decrease (increase) in accounts
receivable – other	(7)	469	179	(886)	1,252
Increase in other current assets	(577)	(880)	(497)	(28)	(1,316)
Decrease (increase) in advances
to suppliers	493	(592)	284	(420)	(142)
Decrease (increase) in inventories	45	(684)	662	(212)	(299)
Increase (decrease) in accounts payable	(5,826)	(2,181)	3,134	2,414	(691)
Increase (decrease) in deferred income	246	(24)	196	(36)	408
Other	197	(46)	88	4	(62)
Net cash provided by operating
activities	6,612	7,583	8,834	6,909	27,828

Cash flows from investing
activities:
Purchase of fixed assets and
intangible assets	(1,794)	(3,317)	(782)	(1,837)	(7,005)
Other long term assets	9	(610)	8	(11)	(538)
Acquisition of business, net
of cash acquired (1)	-	-	-	-	(6,000)
Changes in short term deposits, net	(2,351)	16,419	(9,851)	(4,198)	4,968
Proceeds from sales and maturity
of marketable securities	246	4,050	-	2,050	13,343
Investments in marketable securities	(9,293)	(23,460)	-	(11,138)	(24,827)

Net cash used in investing activities	(13,183)	(6,918)	(10,625)	(15,134)	(20,059)

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands
(Unaudited)

	Six-month period ended		Three-month period ended		Year ended
	June 30		June 30		December 31
	2013	2012	2013	2012	2012

Cash flows from financing activities:

Principal payments on capital lease obligation	-	(83)	-	(42)	(129)
Proceeds from the issuance of Ordinary Shares	1,679	2,925	696	1,588	4,115
Purchase of shares from a non-controlling
shareholder in a subsidiary	-	(658)	-	-	(658)

Net cash provided by financing activities	1,679	2,184	696	1,546	3,328

Effect of exchange rate changes on
cash and cash equivalents	83	(43)	17	(89)	60

Increase (decrease) in cash and cash
equivalents	(4,809)	2,806	(1,078)	(6,768)	11,157
Cash and cash equivalents at beginning
of period	35,442	24,285	31,711	33,859	24,285

Cash and cash equivalents at end of period	$30,633	$27,091	$30,633	$27,091	$35,442

Supplementary cash flow information
Income taxes paid	$1,988	$1,157	$748	$1,035	$2,883